Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

3D Systems Delivers Enhanced Proposal to Stratasys

  Responds to Stratasys’ Requests for Improved Stock Consideration, Enhanced Closing Certainty, Retention of Key Talent and a Role for Stratasys’ CEO in Combined Company Management
  Proposal Inclusive of Material Cost Synergies Mutually Agreed Upon by 3D Systems and Stratasys in August 22, 2023 Meeting
  Stratasys Board Rejects Further Discussions Based on Narrow Focus on Current Spot Price of 3D Systems Stock and Moving Ahead with Value Destructive Desktop Metal Merger

ROCK HILL, S.C., Sept. 11, 2023 (GLOBE NEWSWIRE) -- 3D Systems (NYSE:DDD) today announced the delivery of a revised proposal to combine with Stratasys Ltd. (NASDAQ: SSYS). Each Stratasys share will convert into $7.00 in cash and ownership of 46% of the aggregate shares of the combined company (representing a 1.6387 exchange ratio based on the last disclosed Stratasys share count). 3D Systems believes this consideration mix is worth more than $27 per share to Stratasys shareholders inclusive of synergies.1

The revised offer results from discussions between the two companies and addresses feedback provided by Stratasys during an in-person meeting between directors of both companies on August 22, 2023. Stratasys has responded to this proposal by acknowledging that its diligence has confirmed material cost synergies arising from a combination that would translate into hundreds of millions of dollars of shareholder value, but concluded that the current spot price of 3D Systems shares renders the proposal inadequate. In addition, Stratasys has informed 3D Systems that, despite 3D Systems’ good faith efforts to reach a negotiated transaction for the benefit of all shareholders, Stratasys’ board of directors continues to support the Desktop Metal merger as its preferred alternative and that the Stratasys board is not interested in any further discussions with or proposals from 3D Systems about a combination.

President and CEO Dr. Jeffrey Graves stated, “We listened to shareholder feedback and made a strong effort to reach a friendly transaction but it seems there is no price that would satisfy the Stratasys Board. Shareholders of Stratasys have seen their board turn down offer after offer, watching only the consistent destruction of value in the meantime. The latest game appears to be an attempt to ‘run out the clock’ on supposed discussions with us, while always moving ahead with the massively value-destructive merger with Desktop Metal. We are confident that shareholders will support our combination and send an unequivocal message to the Stratasys board that they can no longer protect themselves while fiddling away shareholder value.” The full terms of 3D Systems’ revised proposal to Stratasys were included in a merger agreement, together with a full set of disclosure schedules, delivered to Stratasys on September 6, 2023, that built upon the terms of the binding merger agreement submitted on July 13, 2023 and filed publicly with the SEC. Updates to the July 13 offer are:

  Superior Consideration: In response to Stratasys’ request for a consideration mix consisting of less cash and a higher percentage of stock, in large part in order to permit Stratasys shareholders to participate in more of the upside of the agreed-upon synergies, 3D Systems proposes that Stratasys shareholders receive, for each of their shares, $7.00 in cash and 46% ownership (an exchange ratio of 1.6387 based on the last share count disclosure) of the combined company as compared to 44% in 3D Systems’ July 13 offer.
  Certainty of Closing: The revised offer includes a reverse termination fee of $50 million payable to Stratasys in the event the merger does not receive required antitrust clearances, demonstrating 3D Systems’ confidence in obtaining all such clearances.
  Retention of Key Talent: 3D Systems recognizes the critical role that management, employees and other key contributors of both Stratasys and 3D Systems will play in driving value creation at the combined company and proposes to create a $10 million retention program, to be allocated among employees of each company on an inverse basis to the projected pro forma ownership by their respective shareholders.
  Management: 3D Systems responded affirmatively to Stratasys’ request for a key leadership role for Stratasys’ current Chief Executive Officer with the combined company to help ensure a smooth integration of the two companies that will maximize short- and long-term value creation for shareholders.

All other terms outlined in 3D Systems’ revised proposal remain substantially the same as those included in the July 13 signed merger agreement. This includes the commitment by 3D Systems to pay the $32.5 million termination fee owed by Stratasys to Desktop Metal upon Stratasys’ exit from its existing merger agreement with Desktop Metal and entrance into this new merger agreement with 3D Systems.

The Company reiterates its view of the key benefits of its proposed transaction with Stratasys:

  Scale Drives Leadership: Delivers immediate scale for leadership in the rapidly growing and fragmented additive manufacturing industry. This includes 3D Systems’ strong, ongoing 25-year partnership with Align Technology, publicly reaffirmed on September 7, 2023, where the Company provides hardware, materials, processing, and services for Align in connection with its highly efficient indirect production of aligners. Align operates hundreds of 3D Systems’ printers producing over one million parts daily and continues to rely on 3D Systems to support its operations.
  Complementary Technology Portfolio: Combination of proven technologies with limited overlap, creating a combined portfolio better positioned to service nearly every vertical in the 3D printing market today.
  Significant Cost Synergies: Highly certain value creation potential through realization of at least $110 million in cost synergies across SG&A savings, R&D integration and COGS optimization, in addition to significant revenue opportunities not currently included in 3D Systems’ pro forma valuation analysis.
  Industry Leading Financial Profile: Estimated LTM combined revenue of $1.2 billion and ~12% EBITDA margin, and no debt or equity financing contemplated.
  Meaningful Growth Opportunities from Regenerative Medicine: Unmatched bioprinting leadership potential, with a clear road map for human applications, including human trials for 3D printed lungs anticipated by 2026.

Dr. Graves continued, “This proposal demonstrates our continued, unwavering belief that a combination of 3D Systems and Stratasys brings unique value. It creates unparalleled scale, significant cost synergies to enhance financial performance and supports long-term growth investments, and a comprehensive technology portfolio to support customers as they increasingly adopt 3D printing in their production environments. We believe that a combination of our two companies is clearly superior to any other potential combination in our industry, and that the vast majority of shareholders in both companies share our view. We will continue to evaluate our options in completing this important transaction to transform the additive manufacturing industry.”

Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer (US) LLP, together with Herzog, Fox & Neeman in Israel, is acting as legal counsel to 3D Systems.

About 3D Systems
More than 35 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading additive manufacturing solutions partner, we bring innovation, performance, and reliability to every interaction – empowering our customers to create products and business models never before possible. Thanks to our unique offering of hardware, software, materials, and services, each application-specific solution is powered by the expertise of our application engineers who collaborate with customers to transform how they deliver their products and services. 3D Systems’ solutions address a variety of advanced applications in healthcare and industrial markets such as medical and dental, aerospace & defense, automotive, and durable goods. More information on the company is available at www.3DSystems.com.

Forward-Looking Statements
Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the SEC, as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this document will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. In addition, we note that Stratasys is not able to countersign a merger agreement with 3D Systems without first terminating Stratasys’ merger agreement with Desktop Metal, Inc. (“Desktop Metal”) and that the mutual consent of both Stratasys and Desktop Metal is necessary for termination of the Desktop Metal merger agreement. We also note that Stratasys continues to recommend in favor of the Desktop Metal merger agreement, which remains in full force and effect, and that the vote by Stratasys shareholders on the Desktop Metal merger agreement has not yet occurred but is scheduled for September 28, 2023 based on Stratasys’ public filings. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

All references to the binding nature of the offer and merger agreement being proposed by 3D Systems, whether in a press release, presentation, other document or public statement, are subject to the contents of the escrow letter that has been delivered to Stratasys and will be on file publicly with the SEC.

Additional Information
This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document that 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction. Investors and security holders of 3D Systems and Stratasys are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s), tender offer statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of 3D Systems and/or Stratasys, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Contacts
Investors:
3D Systems
investor.relations@3dsystems.com

MacKenzie Partners, Inc.
Dan Burch / Bob Marese
dburch@mackenziepartners.com / bmarese@mackenziepartners.com

U.S. Media:
FTI Consulting
Pat Tucker / Rachel Chesley / Kyla MacLennan
3DSystems@fticonsulting.com

Israel Media:
Gelbart-Kahana Investor Relations
Aviram Uzi
aviram@gk-biz.com
+972-525329103

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1 Analysis assumes approximately 72.8mm Stratasys fully diluted shares outstanding and 140.0mm 3D Systems fully diluted shares outstanding. Assumes 46.00% Stratasys pro forma ownership in the combined company. Capitalized value of synergies per share equals: $110mm cost synergies, as projected by 3D Systems, multiplied by 15x, multiplied by 46% Stratasys ownership in pro forma entity, divided by Stratasys fully diluted shares outstanding.